___________________________________
                                   )            APPLICATION FOR
                                   )             WITHDRAWAL OF
In the Matter of                   )             REGISTRATION
                                   )               STATEMENT
FAMILY BARGAIN CORPORATION         )            ---------------
                                   )         Pursuant to Rule 477
(File No. 333-09853)               )         Under The Securities
                                   )            Act of 1933, as
                                   )                Amended
___________________________________)



            FAMILY BARGAIN CORPORATION (the "Company") hereby applies for an order of the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended, granting the Company's request for withdrawal of the Company's Registration Statement on Form S-2 (File No. 333-09853) filed with the Commission on August 9, 1996 (as amended, the "Registration Statement").

            The Registration Statement relates to an underwritten public offering by the Company of Convertible Subordinated Debentures due 2006. The Company has decided, due to public market conditions and on the advice of its investment bankers, to withdraw its offering and hereby requests immediate withdrawal of the Registration Statement. Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

            All notices and orders issued pursuant to this Application should be directed to the undersigned at 4000 Ruffin Road, San Diego, California, 92123-1866 (telephone 619-627-1800, facsimile 619-637-4180)
with a copy to David W. Bernstein, Esq., Rogers & Wells, 200 Park Avenue, New York, New York 10166 (telephone 212-878-8000, facsimile 212-878-8375).

                              FAMILY BARGAIN CORPORATION



Dated: January 15, 1997       By:  /s/ Jeffrey C. Gerstel
                                 ______________________________________________
                                    Name: Jeffrey C. Gerstel
                                    Title: Executive Vice President, Finance
                                         (Principal Financial and
                                         Accounting Officer)